

14047699



RECEIVED

FEB 2 6 2014

191



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 6 9 7 0 0

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __January 1, 2013__ AND ENDING __December 31, 2013__

                                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PWA Securities, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

4900 Perry Highway
                                    (No. and Street)

Pittsburgh	PA	15229
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kevin Comstock   412-931-2700
                                                                         (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lally & Co., LLC
                                (Name – if individual, state last, first, middle name)

5700 Corporate Drive, Suite 800	Pittsburgh	PA	15237
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

     ☒ Certified Public Accountant

     ☐ Public Accountant

     ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, ___Kevin Comstock_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___PWA Securities, Inc._____ , as of ___December 31_____, 20_13____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Courtney Stuempges, Notary Public
Ross Twp., Allegheny County
My Commission Expires Aug. 11, 2016
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

_____
Signature

FINOP
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PWA SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013



Lally&Co.

CPAs and Business Advisors

PWA SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

CONTENTS

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Lally & Co., LLC
5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851

412.367.8190 *office*
412.366.3111 *fax*
www.lallycpas.com

Lally&Co.

CPAs and Business Advisors

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
PWA Securities, Inc.
Pittsburgh, Pennsylvania

We have audited the accompanying financial statement of **PWA Securities, Inc.** (the "Company"), which is comprised of the statement of financial condition as of December 31, 2013, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of **PWA Securities, Inc.** at December 31, 2013 in conformity with U.S. generally accepted accounting principles.

Other Matter

As disclosed in note 5 to the financial statements, the Company has significant transactions with related parties.

February 14, 2014

ASSETS

Cash and Cash Equivalents	$	120,202
Securities Owned - At Fair Value		505,087
Advances - Related Parties		100,000
Receivable From Clearing Organization		50,000
Total Assets	$	775,289

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Accounts Payable and Other Liabilities	$	14,017

Stockholders' Equity

Common Stock - No Par Value; 100 Shares Authorized; 2 Shares Issued and Outstanding	280,000
Retained Earnings	481,272
Total Stockholders' Equity	761,272
Total Liabilities and Stockholders' Equity	$ 775,289

The accompanying notes are an integral part of this financial statement.

1 - ORGANIZATION

PWA Securities, Inc. was incorporated in April 2007, and was organized under the laws of the Commonwealth of Pennsylvania. The Company operates as a securities broker-dealer, registered with the Financial Industry Regulatory Authority ("FINRA") and is also a federally registered investment advisor.

The Company is headquartered in Pittsburgh, Pennsylvania and maintains branch offices in Greensburg, Pennsylvania and Reston, Virginia. The Company executes principal and agency securities transactions and manages investment portfolios.

The Company clears securities transactions through Pershing LLC, a member of the New York Stock Exchange, Inc. and NASDAQ, on a fully disclosed basis. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. As such, the Company operates under the (k)(2)(ii) exemptive provisions of the Securities and Exchange Commission (SEC) Rule 15c3-3.

2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Company are presented on the accrual basis of accounting and are prepared in conformity with U.S. generally accepted accounting principles ("GAAP") as promulgated by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could vary from those estimates that were used.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the settlement date. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a settlement date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a settlement date basis. In the opinion of management, the difference is settlement date versus trade date recording is not considered material to the financial statements.

Securities are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurement.*

Cash and Cash Equivalents

The Company maintains balances on deposit with financial institutions and it's clearing organization. Those organizations are located in Pennsylvania (financial institutions) and New Jersey (clearing organization). The accounts maintained at financial institutions are insured by the Federal Deposit Insurance Corporation ("FDIC"). The cash accounts maintained at the clearing organization are insured by the Securities Investor Protection Corporation ("SIPC"). At certain times during the year, the Company's cash balances may exceed the insured limits. The Company has not experienced any losses associated with those accounts.

2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company has elected S corporation status for federal and state income tax purposes. Earnings and losses are included in the personal income tax returns of the stockholders and taxed depending on their personal tax strategies. Accordingly, the Company's financial statements do not include a provision for income taxes.

The Company follows the guidance of the FASB ASC topic on Income Taxes. No amounts have been recognized within the financial statements for taxes, interest, or penalties relating to uncertain tax positions. In addition, the Company does not anticipate any changes to their tax positions within the next twelve months. In general, the Company's tax positions for open tax years remain subject to examination by the tax authorities in the jurisdictions in which the Company operates.

Subsequent Events Evaluation

The accompanying financial statement includes an evaluation of events or transactions that have occurred after December 31, 2013 and through February 14, 2014, the date the financial statement was issued.

3 - FAIR VALUE MEASUREMENTS

FASB ASC topic on Fair Value Measurements defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by the FASB ASC topic, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1: inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2: inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3: inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data).

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

3 - FAIR VALUE MEASUREMENTS (CONTINUED)

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Processes and Structure

Management is responsible for the Company's fair value valuation policies, processes, and procedures. These control processes are designed to assure that the values used for financial reporting are based on observable inputs wherever possible. In the event that observable inputs are not available, the control processes are designed to assure that the valuation approach utilized is appropriate and consistently applied and that the assumptions are reasonable.

Fair Value Measurements

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

A description of the valuation techniques applied to the company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

There have been no changes in the methodologies used at December 31, 2013.

Exchange-traded funds are valued at closing price reported on the active market on which the funds are traded.

The following table summarizes the valuation of the assets by the fair value hierarchy as described above as of December 31, 2013:

	Level 1	Level 2	Level 3	Total
Assets				
Exchange-Traded Funds	$ 505,087	$ -	$ -	$ 505,087

There were no transfers between Level 1 and Level 2 during the year.

4 - RECEIVABLE FROM CLEARING ORGANIZATION

The Company clears its transactions on a fully disclosed basis through Pershing LLC. The amounts receivable from the clearing broker relate to amounts due from that organization. The receivable from the clearing broker at December 31, 2013 consists of the Company's required deposit in the amount of $50,000.

5 - RELATED PARTY TRANSACTIONS

The Company operates under a month-to-month agreement with an affiliated entity (related through common ownership) through which the Company obtains various administrative and management services. The agreement requires the Company to make monthly payments of approximately $14,000 for the administrative services.

The Company advanced affiliated entities (related through common ownership) $100,000 as of December 31, 2013. The advances do not contain any repayment terms or a stated interest rate. The advances are expected to be repaid during the first quarter of 2014.

6 - NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer in securities, is subject to the net capital rule adopted by the Securities and Exchange Commission and administered by the Financial Industry Regulatory Authority. This rule requires that the Company's "aggregate indebtedness," as defined, not exceed fifteen times its "net capital," as defined. The Financial Industry Regulatory Authority may require a broker-dealer to reduce its business activity if the capital ratio should exceed 12 to 1 and may prohibit a broker-dealer from expanding business if the ratio exceeds 10 to 1. At December 31, 2013, the Company's net capital under the uniform net capital rule was approximately $583,800, which exceeded the minimum capital requirements by approximately $533,800. The Company's ratio of aggregate indebtedness to net capital at December 31, 2013, was .024 to 1.

7 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill it contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

7 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK (CONTINUED)

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the even the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the fair value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

The Company's principal (proprietary) securities transactions are recorded on a settlement date basis. All unsettled trades were closed subsequent to December 31, 2013, with no loss to the Company.

The Company's customers are located primarily in Pennsylvania; accordingly, they are subject to the economic environment of this geographic area. Securities owned by the Company are primarily publicly traded corporate stocks. No off-balance-sheet credit risk exists with respect to these securities, and collateral is not obtained.

8 - CONTINGENCIES

In the normal course of business, the Company is subject to proceedings, lawsuits, and other claims. However, in the opinion of management no claims presently exist, which after final disposition would have a resulting financial impact that would be material to the annual financial statements.